

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2026

Joseph R. Edwards
President and Chief Executive Officer
Flowco Holdings Inc.
1300 Post Oak Blvd., Suite 450
Houston, Texas 77056

   Re: Flowco Holdings Inc.
     Registration Statement on Form S-3
     Filed February 4, 2026
     File No. 333-293202

Dear Joseph R. Edwards:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jan Woo at 202-551-3453 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: John W. Stribling